SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. CUTW Hourly Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation

2100 East Grand Avenue

El Segundo, California 90245

TABLE OF CONTENTS

Description	Page
Statements of Net Assets Available for Benefits As of January 5, 2005, December 31, 2004 and 2003	1

Statements of Changes in Net Assets Available for Benefits For the Five Day Period Ended January 5, 2005 and the Years Ended December 31, 2004 and 2003	2

Notes to the Financial Statements	3

i

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS

AVAILABLE FOR BENEFITS
	January 5,	December 31,
	2005	2004	2003
ASSETS
Investments (Notes 1, 2 and 7)
Short-term investments	$	$ 1,699	$ 3,089
Long-term investments
Mellon Balanced Fund		75,025	72,712
Frank Russell Active Equity Fund		68,916	58,199
Mellon Stock Index Fund		120,204	124,536
CSC common stock (Note 9)		444,308	379,051
Participant Loans (Note 6)		35,288	13,249
Interest in Master Trust (Note 5)		230,304	221,192
Total investments		975,744	872,028

Receivables:
Accrued investment income		4
Unsettled trades receivables		20	42,897
Other		58,404
Total receivables		58,428	42,897
Total assets		1,034,172	914,925

LIABILITIES
Accrued expenses		143	872
Total liabilities		143	872
NET ASSETS AVAILABLE FOR BENEFITS		$$1,034,029	$ 914,053

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For the Five Day Period Ended	For the Years Ended
	January 5,	December 31,
	2005	2004	2003
ADDITIONS
Investment Income:
Net appreciation in fair value of investments	$ 20	$ 119,265	$ 142,362
Interest	1	1,148	511
Dividends		2,787	4,313
Plan interest in Master Trust investment income (Note 5)		7,760	9,822
	21	130,960	157,008
Contributions:
Employee		56,050	58,289
Employer		26,262	27,484
Other		54,967
		137,279	85,773
Total Additions	21	268,239	242,781

DEDUCTIONS
Distributions to Participants (Notes 1)		147,642	97,844
Investment management fees		621	733
Total Deductions		148,263	98,577

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	21	119,976	144,204

TRANSFER TO OTHER PLANS (Note 10)	(1,034,050)

NET ASSETS AVAILABLE FOR BENEFITS :
Beginning of period	1,034,029	914,053	769,849
End of period		$$1,034,029	$ 914,053

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 1 Description of the Plan

The following brief description of the CSC Outsourcing Inc. CUTW Hourly Savings Plan (the "Plan") of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective August 5, 1995, as a result of the Company acquiring certain employees of the Southern New England Telephone Company. The Plan is administered by a committee consisting of four members, CSC Retirement and Employee Benefits Plans Committee (the "Committee), who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee"), is the trustee of the Plan. Certain administrative expenses (including Trustee fees) incurred for services rendered to the Plan are paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the plan, to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by the Trustee. At December 31, 2004 and 2003, the Plan's interest in the assets of the CCT was approximately .02% and .03% respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 11.1% and 10.8%, respectively.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, Computer Sciences Corporation Cash Balance Plan, CSC/E-Systems Pension Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's eligibility requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee is eligible to rejoin the Plan on the next enrollment date.

Participant and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. The Company will contribute, and forward to the Trust fund 66 2/3% of the first 1% to 6% for the employee matched contribution together with the participant's before-tax and after-tax contribution.

The employee base earnings deferred and contributed to the Trust fund cannot exceed applicable limitations of the Code. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. The "catch-up" provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010). Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of the applicable limitations of the Code, and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will be applied to reduce future matching Company contributions.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax, after-tax contribution and Company matching accounts.

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts for participants who retire, die, become disabled, or are discharged is distributed according to the provisions of the Plan.

While still an employee, a participant may make an in-service withdrawal of all or a part of the vested portion of his or her accounts attributable to their contributions, as well as vested Company matching contributions, plus the earnings on those amounts subject to the provisions of the Plan. Upon written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. A participant may request a hardship withdrawal only if he or she first takes a loan of any available monies in the Plan. Both types of withdrawals are subject to certain restrictions as described in the Plan document.

Note 2 Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Assets of the Plan

The assets of the Plan are held in a trust with five funds, which represent the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Participants in the Stock Fund may elect to receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the month or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value. Participant loans are valued at outstanding loan balances.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,386 and $2,275 at December 31, 2004 and 2003, respectively.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 3 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.

Note 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 5,	December 31,
	2005	2004	2003
Net assets available for benefits per the financial statements		$$1,034,029	$ 914,053
Amounts allocated to withdrawing participants		(1,386)	(2,275)
Net assets available for benefits per Form 5500		$$1,032,643	$ 911,778

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	For the Five Day Period Ended January 5,	Year Ended December 31,
	2005	2004	2003
Distributions to participants per the financial statements	$	$ 147,642	$ 97,844
Add: Amounts allocated to withdrawing participants at end of year		1,386	2,275
Less: Amounts allocated to withdrawing participants at beginning of year	(1,386)	(2,275)	(5,538)
Transfer to other plans	1,386
Distributions to participants per the Form 5500	$	$ 146,753	$ 94,581

Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to December 31, 2004 but not paid as of that date.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 5 Investment Funds

Participant contributions - Subject to rules the bargaining unit has adopted, each participant has the right to designate one or more investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining unit.

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The following table represents the assets in the Master Trust:

	January 5,	December 31,
	2005	2004	2003
Investments at fair value:
Black Rock Core Bond Total Return	$	$ 5,735	$1,996,249
Collective Short Term Investment Fund			42,443
Unsettled trade receivable		2,075,519
Accrued income			6
		$$2,081,254	$2,038,698

At December 31, 2004 and 2003, the Plan's interest in the net assets of the fixed income investment fund was approximately 11.1% and 10.8%, respectively.

Investment income for the Master Trust is as follows:

	For the Five Day Period Ended January 5,	Year Ended December 31,
	2005	2004	2003
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (18)	$ 21,511	$ (41,957)
Dividends		70,527	130,500
Interest		22	61
	$ (18)	$ 92,060	$ 88,604

Investment income and administrative expenses relating to the fixed income investment fund are allocated to individual plans based upon average monthly balances invested by each plan.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits as of December 31:

	2004	2003
Mellon Balanced Fund	$ 75,025	$ 72,712
Frank Russell Active Equity Fund	68,916	58,199
Mellon Stock Index Fund	120,204	124,536
CSC common stock	444,308	379,051
Interest in Master Trust	230,304	221,192

Note 6 Participant Loans

The Plan has a loan provision in place which is available to participants covered by the bargaining unit.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 7 Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2004	2003
Investments at Fair Value as Determined by
Quoted Market Price
(Overdraft) U.S. and Foreign Currency	$ (27,316)	$ 2,461,294
Short-term investment fund	29,126,982	61,847,211
Money market fund	172,263,178	133,017,884
Bonds and debentures	421,198,741	364,928,255
CSC common stock	812,106,525	750,057,291
International equity portfolios	216,604,301	127,067,765
Investment in registered investment companies
Active Allocation Fund	127,118,861	113,850,006
Brinson Balanced Fund	59,917,799	53,799,264
Brinson U.S. Equity Fund	200,101,139	159,022,807
Mellon Corporate Bond Fund	185,455,413	122,096,617
Mellon EB Enhanced Asset Allocation Fund	75,025	72,712
Mellon Equity Fund	509,510,729	413,025,228
Mellon Equity Completion Fund	315,633,585	174,398,903
Mellon Government Bond Fund	844,740	1,063,103
Mellon Index Fund	120,204	124,536
Mellon S&P 500 Index Fund	395,616,320	297,564,493
Pacific Mutual Enhanced Bond Fund		44,115,319
BlackRock Core Bond Fund	5,735	1,996,249
Vanguard High Yield Bond Fund	34,076,119	20,271,765
Mellon Balanced 40/60 Fund	46,730,633	33,263,641
Mellon Balanced 60/40 Fund	82,458,614	57,080,095
Mellon Balanced 80/20 Fund	100,545,457	71,212,974
Mellon S&P 500 Select Fund	74,818,379	44,344,320
Frank Russell Active Equity Fund	145,465,282	129,963,466
Government TIPS Bond Fund	32,412,517
T.Rowe Stable Value Fund	24,179,465
	3,986,358,427	3,176,645,198

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

CCT investments at fair value, continued	December 31,
	2004	2003
Investment at Estimated Fair Value
Geewax Terker Hedge fund	14,559,374	14,304,472
Guaranteed investment contracts	185,352	221,728
	14,744,726	14,526,200

Investment at Cost, Which Approximates Fair Value
Employee loans	41,394,081	19,666,768
Total Common/Collective Trust	$4,042,497,234	$3,210,838,166
Plan's Interest in CCT Assets	$ 878,521	$ 872,028

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2004	2003

Bonds and debentures	$ (2,631,334)	$ (3,203,211)
CSC Stock Fund	177,373,848	225,688,912
International equity portfolios	35,974,698	31,616,897
Active Allocation Fund	11,819,623	22,947,087
Brinson Balanced Fund	4,818,511	8,198,982
Brinson Equity Fund	22,672,705	35,011,373
Mellon Capital Aggr. Bond Fund		(140,146)
Mellon Corporate Bond Fund	672,688	1,115,632
Mellon EB Enhanced Asset Allocation Fund	6,932	18,131
Mellon EB Stock Index Fund		2,612,968
Mellon Equity Fund	45,062,638	81,802,979
Mellon Equity Completion Fund	43,573,215	48,521,154
Mellon Government Bond Fund	(6,713)	(25,508)
Mellon Index Fund	11,099	25,167
Mellon S&P 500 Index Fund	33,541,980	60,150,473
Pacific Mutual Enhanced Bond Fund	964,629	2,067,203
BlackRock Core Bond Fund	21,511	(41,957)
Vanguard High Yield Bond Fund	333,912	1,249,638
Mellon Balanced 40/60 Fund	2,937,989	3,819,800
Mellon Balanced 60/40 Fund	6,176,401	8,449,807
Mellon Balanced 80/20 Fund	8,746,769	13,140,177
Mellon S&P 500 Select Fund	6,464,894	8,613,367
Frank Russell Active Equity Fund	15,967,774	29,714,910
Geewax Terker Hedge fund	79,140	7,248
Government TIPS Bond Fund	1,240,587
Other Funds	155,875
Net appreciation in fair value of investments	415,979,371	581,361,083
Dividends	27,568,838	26,702,043
Interest	24,797,058	24,604,425
Common/Collective Trust Income	$468,345,267	$632,667,551
Plan's Interest in the Common/Collective Trust Income	$ 130,960	$ 157,008

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 8 Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company and amounted to $1,500 for each of the years ended December 31, 2004 and December 31, 2003.

At December 31, 2004 and 2003, the Plan held 7,882 and 8,570 shares, respectively, of common stock of Computer Sciences Corporation, the sponsoring employer, with a cost basis of $347,084 and $375,275, respectively.

Note 9 Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of January 5, 2005 and December 31, 2004 and 2003:

	2005	2004	2003
Net assets:
CSC common stock		$$444,308	$379,051
Short-term investments		42	37
Accrued income		1	2
Transfers to participant-directed investments receivable		766	223
Net receivable		54,968	30,566
CSC Stock Fund		$$500,085	$409,879

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Five Day Period Ended January 5, 2005 and
for the Years Ended December 31, 2004 and 2003

Note 9 Nonparticipant-Directed Investments (Continued)

	2005	2004	2003
Changes in net assets:
Net appreciation in fair value of investments		$115,894	$ 82,029
Interest income		18	27
Employer contributions		20,731	21,302
Participant contributions		23,469	27,935
Transfers (to) from participant-directed investments	$ (500,085)	21,638	152
Benefits paid to participants		(91,544)	(34,631)
Net Change	(500,085)	90,206	96,814

CSC Stock Fund beginning of the year	500,085	409,879	313,065
CSC Stock Fund end of the year		$$500,085	$409,879

Note 10 Plan Merger

On October 29, 2004, the committee, as permitted by the plan document, made the decision to merge the Plan into the Computer Sciences Corporation Matched Asset Plan ("MAP"). The Plan participants' investment account balances, which total $1,034,050, were transferred to MAP at January 5, 2005. As a result of the merger, participants of the Plan can participate in MAP effective, January 5, 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

Date: June 29, 2005 By: /s/Leon J. Level

Leon J. Level

Chairman,

Computer Sciences Corporation

Retirement and Employee Benefits Plans Committee